Exhibit 3.2

CTRIP.COM INTERNATIONAL, LTD.

(the “Company”)

WE, on behalf of M&C Corporate Services Limited, HEREBY CERTIFY THAT the following Resolution was passed by the Shareholders at the Annual General Meeting of the Company held on 17 October 2006.

SPECIAL RESOLUTION

2.	“THAT the Articles of Association of the Company be amended in the form attached to the Notice of the Annual General Meeting as Exhibit A.”

EXHIBIT A

THAT Articles of Association of the Company be amended as follows:

(a) by deleting the existing Article 80 in its entirety and substituting therefor the following new Article 80:

“80. There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jiangzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules). One (1) Director shall be appointed by Rakuten, Inc. (“Rakuten”) so long as Rakuten owns at least 3,322,500 ordinary shares of the Company. One (1) Director shall be the then current Chief Executive Officer of the Company. The remaining Directors (each, an “Ordinary Director”) shall be elected or appointed by the Board in accordance with Article 83 or by the Members at general meeting. The Members may by Ordinary Resolution appoint any person to be an Ordinary Director, and may in like manner remove any Ordinary Director and appoint another person in his place. Notwithstanding the foregoing, so long as the Company’s American Depositary Shares representing its ordinary shares are listed on the NASDAQ Global Market, the Board composition shall comply with applicable NASDAQ marketplace rules, including those relating to Independent Directors (as such term is defined under applicable NASDAQ marketplace rules).”

(b) by deleting the existing Article 81 in its entirety and substituting therefor the following new Article 81:

“81. [Intentionally omitted.]”

(c) by deleting the existing Article 82 in its entirety and substituting therefor the following new Article 82:

“82. Subject to Article 117, each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified pursuant to Article 80.”

(d) by deleting the existing Article 83 in its entirety and substituting therefore the following new Article 83:

“83. Newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director. In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation. In the event of a vacancy in the Board, the remaining Directors, except as otherwise provided by the Law, may exercise the powers of the full Board until the vacancy is filled. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.”

(e) by deleting the word “to” before the words “the Registrar of Com”

Maples and Calder
MAPLES and CALDER

Dated this 19th day of October 2006.

CERTIFIED TO BE TRUE AND CORRECT COPY

SIG.	Melanie E. Rivers-Woods
Melanie E. Rivers-Woods Assistant Registrar

Date.	October 19th 2006